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                                                                                                  EXHIBIT 12
                               OHIO POWER COMPANY
                  Computation of Consolidated Ratio of Earnings to Fixed Charges
                                 (in thousands except ratio data)
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                                                                       Year Ended December 31,
                                                            1994       1995       1996      1997       1998
Fixed Charges:

  Interest on First Mortgage Bonds . . . . . . . . .     $ 63,805   $ 61,836   $ 52,147  $ 45,540   $ 33,663
  Interest on Other Long-term Debt . . . . . . . . .       21,453     23,193     27,045    29,620     38,520
  Interest on Short-term Debt. . . . . . . . . . . .          992      2,658      4,006     4,519      5,821
  Miscellaneous Interest Charges . . . . . . . . . .        5,140      7,126      3,705     4,464      4,617
  Estimated Interest Element in Lease Rentals. . . .       13,900     50,700     53,200    52,900     59,300
       Total Fixed Charges . . . . . . . . . . . . .     $105,290   $145,513   $140,103  $137,043   $141,921

Earnings:
  Net Income . . . . . . . . . . . . . . . . . . . .     $162,626   $189,447   $217,655  $208,689   $209,925
  Plus Federal Income Taxes. . . . . . . . . . . . .       74,822     93,699    117,243   121,559    112,087
  Plus State Income Taxes. . . . . . . . . . . . . .        3,375      1,618      2,252     2,655      2,742
  Plus Fixed Charges (as above). . . . . . . . . . .      105,290    145,513    140,103   137,043    141,921
       Total Earnings. . . . . . . . . . . . . . . .     $346,113   $430,277   $477,253  $469,946   $466,675

Ratio of Earnings to Fixed Charges . . . . . . . . .         3.28       2.95       3.40      3.42       3.28
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